1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .)

Taiwan Semiconductor Manufacturing Company Limited
For the month of January 2011
This is to report 1) the changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) ; 2) the pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC ; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of January 2011.
1)	The changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
Title	Name	shares held as of Dec. 31, 2010	shares held as of Jan. 31, 2011	Changes
Senior Vice President	C. C. Wei	8,444,325	8,399,325	-45,000
Vice President	M. C. Tzeng	7,690,595	7,663,595	-27,000
Vice President	Wei-Jen Lo	2,555,127	2,510,127	-45,000
Vice President	Y. P. Chin	4,489,823	4,459,823	-30,000
2)	The pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common share : None.
3)	The acquisition of assets (in NT$ million):

Description of assets	Amount
Manufacturing Equipment	NT$20,883
Facility and engineering equipment	NT$5,114
Building under construction	NT$2,900
4)	The disposition of asset (in NT$ million): None.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 24, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer